INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933         Facsimile: (678) 840-2126

May 12, 2014

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks Co-Optivist Income BDC II, Inc.

Comments to Form N-2, Post-Effective Amendment No. 5

Filed April 3, 2014

File No. 333-176182

Dear Ms. Stout:

I am writing as counsel to VII Peaks Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up our phone conversation last Thursday, May 1, 2014 regarding the comments addressed in our letter dated April 30, 2014, which addressed certain comments to the Company’s Post-Effective Amendment No. 5 to the Company’s Form N-2 filed on April 3, 2014. Below are answers to the issues we discussed:

1.	In the final prospectus and future reports beginning with the Form 10-Q for the period ending March 31, 2014, the Company will reflect in its statement of cash flows on a separate line any PIK interest or dividends received on investments.

2.	In its next Form 8-K announcing semi-monthly distributions, it will reference its prior Form 8-K’s that used the term “yield” to indicate that the correct terminology should have been “distribution rate.”

3.	The Company has reviewed its recent history of stock sales in its continuous offering, and has decided to lower its assumed growth in net assets to $2.5 million per month, or $30 million per year, before deductions for commissions. This assumes that there is no growth in the current rate of offering proceeds. Therefore, in the final prospectus the Company will change the fees and expenses table, the accompanying notes, and the 1, 3, 5 and 10 year fees and expenses example to reflect the fund’s expenses under this assumed level of stock sales. In the event the rate of future stock sales increase or decrease materially from the current rate, the Company will file a prospectus supplement to change such information accordingly.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

May 12, 2014

4.	The Company confirms that its auditor reviewed the receivable assumed by the current manager from its prior manager for impairment at year end 2013, and will do so in connection with the review of its quarterly reports on Form 10-Q until the amount is repaid in full.

I look forward to discussing this with you after you have had a chance to review it.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

May 12, 2014

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated May 12, 2014, by Robert J. Mottern, counsel for the VII Peaks Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer